                                                     ---------------------------
                                                           OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:  3235-0145
                                                     Expires:  December 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               September 24, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 4 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,137,504*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [X]

                                           *
-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    30.69%   (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

* Does not include shares of common stock issuable on the conversion of 725.473 shares of Series A Convertible Preferred Stock of Incomnet and 872.738 shares of Series B Convertible Preferred Stock of Incomnet (collectively, the "Preferred Shares") which Mr. Casey has an option (the "Option") to purchase, exercisable at any time prior to October 14, 1998. Although the Preferred Shares are convertible at any time, and the current owners of the Preferred Shares attempted to convert them in June 1998, Incomnet does not currently have sufficient authorized but unissued shares of common stock to effect the conversion of the Preferred Shares into common stock. According to Incomnet's Form 10-Q filed August 14, 1998, if the Preferred Shares were converted in June, 1998, they would have converted into 8,459,970 shares of Incomnet common stock. See Items 4 and 5 of Amendment No. 9 concerning the Preferred Shares.

                                                               -----------------
                                                               Page 3 of 4 Pages
                                                               -----------------

        This Statement is the twelfth Amendment to the Statement on Schedule
13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 12 have the meanings given to them in the Statement.

Item 4. Purpose of Transaction.

        As described in Amendment No. 10 to Mr. Casey's Statement, Mr. Casey, Incomnet and the current members of Incomnet's Board of Directors have entered into a Board Change Agreement dated as of August 28, 1998, which, if completed, will result in a change in the composition of Incomnet's Board of Directors.

        In connection with continuing discussions with providers of new financing for Incomnet and NTC and on-going discussions among Incomnet, NTC, WorldCom and First Bank, Mr. Casey was informed that an agreement was reached on September 24, 1998 among NTC, WorldCom and First Bank whereby WorldCom and First Bank agreed to continue to forbear from taking any action with respect to current defaults by NTC until October 30, 1998 provided that certain conditions (the "Forbearance Conditions") were met during the period September 25, 1998 through October 30, 1998 (the "Forbearance Period"). WorldCom and First Bank had previously agreed to forbear until September 25, 1998.

        The Forbearance Conditions include that (i) certain payments be made to WorldCom and First Bank during the Forbearance Period, (ii) the Board Change, pursuant to which Mr. Casey and his designees Messrs. Hill and Stein would be appointed to the board of Directors of Incomnet and the current Board members (with the exception of Mr. Silverman) would resign from the Incomnet Board, occur by not later than October 2, 1998, (iii) NTC receive a commitment for new debt financing by not later than October 2, 1998, (iv) NTC receive a commitment by not later than October 2, 1998 for at least $10 million of additional equity financing which financing is required to be provided by not later than October 30, 1998. If any of the Forbearance Conditions are not met on a timely basis, WorldCom's and First Bank's continued forbearances will immediately terminate.

        The Company and Mr. Casey are continuing their efforts to seek new equity and/or debt financing in order to recapitalize Incomnet's and NTC's operations and to satisfy NTC's obligations to WorldCom and First Bank. No assurances can be given that these efforts will be successful or that the other conditions to WorldCom's and First Bank's continued forbearances will be satisfied.

        In connection with the agreement on forbearance, the Company, Mr. Casey and the Company's directors have established a target date for the consummation of the Board Change of October 2, 1998. The consummation of the Board Change and other matters provided for in the Board Change Agreement are subject to various other conditions as described in Amendment No. 10 to Mr. Casey's Statement.

                                                               -----------------
                                                               Page 4 of 4 Pages
                                                               -----------------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  September 25, 1998           ------------------------------------------
                                    John P. Casey